UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 7)*

MEI Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.00000002 per share

(Title of Class of Securities)

55279B103

(CUSIP Number)

Mark Hinze

Chief Financial Officer

Novogen Limited

Level 1, 1-7 Waterloo Road

North Ryde, New South Wales 2113

Australia

Tel: 61-2-9878-0088

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 3, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55279B103	13D	PAGE 2 OF 6 PAGES

(1) NAME OF REPORTING PERSONS:

    I.R.S. IDENTIFICATION NO.

    OF ABOVE PERSONS (ENTITIES ONLY)

Novogen Limited

(2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a) / /

      OF A GROUP                                                                     (b) / /

(3) SEC USE ONLY

(4) SOURCE OF FUNDS*                                 OO

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     / /

    ITEM 2(d) OR 2(e)

(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

Novogen Limited is organized under the laws of Australia

NUMBER OF SHARES	(7) SOLE VOTING POWER
BENEFICIALLY OWNED	42,107
BY EACH REPORTING
PERSON WITH
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
42,107
(10) SHARED DISPOSITIVE POWER
0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,107

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        0.2%

(14) TYPE OF REPORTING PERSON                         CO

(1) Based on 26,500,482 shares of common stock outstanding as of November 20, 2012.

CUSIP NO. 55279B103	13D	PAGE 3 OF 6 PAGES

This Amendment No. 7 (“Amendment No. 6”) to the Statement on Schedule 13D, originally filed on August 7, 2008 (as amended by Amendments No. 1, 2, 3, 4, 5 and 6 thereto, the “Statement”) amends Items 1, 4, 5, 6 and 7 of the Statement. Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings ascribed to them in the Statement.

Item 1. SECURITY AND ISSUER.

This Amendment No. 7 relates to the common stock, par value $0.00000002 per share (“Common Stock”), of MEI Pharma, Inc. (the “Company”), a corporation organized under the laws of the State of Delaware. The principal executive office of the Company is located at 11975 El Camino Real, Suite 101, San Diego, California, 92130.

Item 4. PURPOSE OF TRANSACTION.

On December 3, 2012, in accordance with its previously announced plan to effectuate an A$7 million reduction in its issued capital, Novogen Limited (“Novogen”) distributed all of its shares of common stock, par value $0.00000002 per share (the “Common Stock”) of MEI Pharma, Inc., excluding 2,247,168 shares of Common Stock issuable upon exercise of warrants, to Novogen’s shareholders and American Depositary Receipt (“ADR”) holders on a pro rata basis. Each Novogen shareholder received approximately six (6) shares of Common Stock for every 35 ordinary shares of Novogen held by such shareholder as of November 20, 2012, and each Novogen ADR holder received approximately 4.29 shares of Common Stock for every one ADR. Novogen shareholders and ADR holders were not required to pay any consideration for the shares of Common Stock distributed by Novogen.

On December 5, 2012, Novogen entered into an agreement (the “Agreement”) with the Company pursuant to which the Company granted a limited waiver of certain rights pursuant to non-compete provisions contained in the Asset Purchase Agreement, dated as of December 21, 2010, between the Company and Novogen and Novogen Research Pty Ltd, a wholly owned subsidiary of Novogen. As consideration for the limited waiver, Novogen agreed to immediately surrender to the Company for cancellation warrants for the purchase of 1,000,000 shares of Common Stock and to transfer to its officers and directors all of its remaining warrants for the purchase of 1,247,168 shares of Common Stock.

Upon the consummation of the foregoing transactions, Novogen ceased to be the beneficial owner of any of the Company’s warrants but continued to beneficially own 42,107 shares of Common Stock, representing aggregated fractional shares that were not distributed to shareholders and ADR holders.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 as set forth in the Statement is amended and restated in its entirety as follows:

The following information is provided as of December 6, 2012:

(a)         Number of shares and percent of Common Stock beneficially owned as of December 6, 2012 by Novogen and each of the other persons listed on Schedule A hereto. Except as indicated below, the following information is based on 26,500,482 shares of Common Stock outstanding as of November 20, 2012:

Name	Number of Shares of Common Stock:	Percent of Common Stock:
Novogen	42,107	0.2%
Josiah T. Austin	4,082,081	15.4%
William D. Rueckert	761,791	2.9%
John P. O’Connor	0	0
Ross C. Youngman	0	0
Peter R. White	250,000	0
Mark Hinze	0	0
Craig Kearney	0	0
Ron Erratt	0	0

CUSIP NO. 55279B103	13D	PAGE 4 OF 6 PAGES

(b)         As of the date of this report, Novogen does not have the sole power to vote or direct the vote or the sole power to dispose or direct the disposition of any shares of Common Stock.

(c)         On November 19, 2012, Novogen provided the Company written notice of conversion with respect to all of the 1,000 shares (the “Preferred Shares”) of the Company’s outstanding Series A Convertible Preferred Stock held by Novogen as of such date. In accordance with the terms of the Preferred Shares, on November 20, 2012, the Company issued to Novogen 4,827,000 shares of the Company’s common stock, par value $0.00000002 per share. As previously disclosed, the Preferred Shares were issued to Novogen by the Company in May 2011 pursuant to the Asset Purchase Agreement, dated December 21, 2010, between the Company and Novogen.

(d)         Not applicable.

(e)         Novogen ceased to be the beneficial owner of more than 5 percent of the Common Stock as of December 6, 2012.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  Item 6 is hereby amended and supplemented as follows:

  The information reported under Item 4 above is incorporated herein by reference.

  The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of that document that is included as Exhibit 1 hereto and incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

The following additional materials are filed as Exhibits to this Amendment No. 4:

Exhibit 1	Agreement, dated December 5, 2012, between MEI Pharma, Inc., Novogen Limited, Novogen Research Pty Ltd., Graham Kelly and Andrew Heaton.

[The remainder of this page is intentionally left blank.]

CUSIP NO. 55279B103	13D	PAGE 5 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2012

NOVOGEN LIMITED

By:	/s/ William D. Rueckert
Name: William D. Rueckert
Title: Chairman

CUSIP NO. 55279B103	13D	PAGE 6 OF 6 PAGES

SCHEDULE A

Directors

Name	Position	Principal Occupation	Business Address	Citizenship
William D. Rueckert	Non-Executive Chairman of the Board of Directors	Managing Member, Oyster Management Group, LLC	Level 1, 1-7 Waterloo Road North Ryde, NSW 2113 Australia	United States
Josiah T. Austin	Non-Executive Director	Managing Member, El Coronado Holdings, LLC	Level 1, 1-7 Waterloo Road North Ryde, NSW 2113 Australia	United States
John P. O’Connor	Non-Executive Director	Business Consultant	Level 1, 1-7 Waterloo Road North Ryde, NSW 2113 Australia	Australia
Ross C. Youngman	Non-Executive Director	Chief Executive Officer, Five Oceans Asset Management	Level 1, 1-7 Waterloo Road North Ryde, NSW 2113 Australia	Australia
Peter R. White	Non-Executive Director	Banking Executive	Level 1, 1-7 Waterloo Road North Ryde, NSW 2113 Australia	United States

Executive Officers

Name	Position	Business Address	Citizenship
Mark Hinze	Chief Financial Officer	Level 1, 1-7 Waterloo Road North Ryde, NSW 2113 Australia	Australia
Ron Erratt	Company Secretary	Level 1, 1-7 Waterloo Road North Ryde, NSW 2113 Australia	Australia